Mail Stop 3628

July 20, 2009

Mr. Robert A. Bruggeworth
President and Chief Executive Officer
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409

> Re: **RF Micro Devices, Inc.**
> **Schedule TO-I**
> **Filed on July 10, 2009**
> **File No. 005-52447**

Dear Mr. Bruggeworth:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state in several places that you may exclude employees in certain non-U.S. jurisdictions from the option exchange program, if their participation would be prohibited under local law. Please note that the all-holders provision in Rule 13e-4(f)(8)(i) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Further, please note that a statement that a tender offer is not being made into a

particular jurisdiction is permissible where it means that tender offer materials are not being distributed into that jurisdiction, but statements that tenders from target security holders in certain jurisdictions will not be accepted are impermissible. Refer to footnote 333 in SEC Release 33-8957. Please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i) or revise your disclosure.

2.   In several of your exhibits, including exhibits (a)(1)(ii) and (a)(1)(iii), you encourage the offeree to vote on the option exchange program; however, you do not appear to have filed these materials as definitive additional soliciting materials under Rule 14a-6(b). Please advise, or make the appropriate filings.

3.   It appears that Fidelity Stock Plan Services and/or Fidelity Investments may have been retained to make solicitations in connection with the transaction, within the meaning of Item 1009(a) of Regulation M-A. Please advise, or provide the information required by Item 1009(a).

Forward-Looking Statements, page 27

4.   Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Exhibits

5.   The paper election form filed as exhibit (a)(1)(viii) appears to differ from the electronic election form appearing as part of the screen shots in exhibit (a)(1)(xiv). Please confirm whether this is the case, and, if so, please advise us as to the reasons for this discrepancy.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (704) 338-7836
        Ross H. Parr, Esq.
        Womble Carlyle Sandridge & Rice, PLLC